KW 3/8

[redacted]

13013904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68338

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SC Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Drive, Suite 350
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brandenberger 949 706 8666
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

695 Town Center Drive (Address) Costa Mesa (City) California (State) 92626 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

KH 3/12

OATH OR AFFIRMATION

I, Mark Brandenberger, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to SC Distributors, LLC (the "Company") as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

V. CHAPMAN
Commission # 1939604
Notary Public - California
Orange County
My Comm. Expires Jul 1, 2015

Signature

Chief Financial Officer

Title

VChapman

Notary Public

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Member's Capital
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(i). See note 5 in the accompanying financial statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(i). See note 5 in the accompany financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
(x)	(m)	A copy of the SIPC Supplemental Report
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

SC DISTRIBUTORS, LLC

(SEC I.D. No. 8-68338)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL
CONTROL

******

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member and Management of
SC Distributors, LLC:

We have audited the accompanying financial statements of SC Distributors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SC Distributors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The Company has incurred losses and negative cash flows from operating activities for the year ended December 31, 2012 and is reliant on affiliates to fund future cash flow requirements. These matters and management's plans are discussed in Note 1 to the financial statements.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules G, H, and I listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2013

SC DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,365,231
PREPAID EXPENSES AND OTHER ASSETS	200,441
RECEIVABLES	470,597
DUE FROM AFFILIATES	272,525
PROPERTY AND EQUIPMENT — Net	40,092
TOTAL ASSETS	$ 2,348,886

LIABILITIES AND MEMBER'S CAPITAL

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 699,671
ACCRUED COMPENSATION AND BENEFITS	526,591
Total liabilities	1,226,262
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBER'S CAPITAL	1,122,624
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 2,348,886

See notes to financial statements.

SC DISTRIBUTORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Broker-dealer commissions	$ 11,696,197
Dealer manager fees	4,949,697
Total revenues	16,645,894
EXPENSES:	
Broker-dealer commissions and marketing fees	13,129,239
Employee salaries and benefits	5,889,250
Management fees (Note 2)	1,176,405
Professional services	198,775
Travel and entertainment	1,271,295
Rent and facilities	396,053
General, administrative, and other expenses	402,854
Total expenses	22,463,871
NET LOSS	$ (5,817,977)

See notes to financial statements.

SC DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

	Contributed Capital (Note 1)	Accumulated Deficit (Note 1)	Member's Capital
BALANCE — December 31, 2011	$ 10,244,248	$ (9,849,512)	$ 394,736
Contributions from Member	6,545,865		6,545,865
Net loss		(5,817,977)	(5,817,977)
BALANCE — December 31, 2012	$ 16,790,113	$ (15,667,489)	$ 1,122,624

See notes to financial statements.

SC DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (5,817,977)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	28,297
Changes in operating assets and liabilities:	
Receivables	(392,010)
Accounts payable and accrued liabilities	535,973
Accrued compensation and benefits	123,809
Due from affiliates	(227,257)
Prepaid expenses and other assets	(40,098)
Net cash used in operating activities	(5,789,263)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchases of property and equipment	(8,166)
CASH FLOWS FROM FINANCING ACTIVITIES — Contributions from Member	6,545,865
NET INCREASE IN CASH AND CASH EQUIVALENTS	748,436
CASH AND CASH EQUIVALENTS — Beginning of year	616,795
CASH AND CASH EQUIVALENTS — End of year	$ 1,365,231

See notes to financial statements.

1. ORGANIZATION OF THE COMPANY

SC Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA qualified broker-dealer on September 28, 2010. The Company has a single member, Carter Validus Securities Holdings LLC (CVSH or the "Member"). CVSH is owned by Carter Validus Holdings II, LLC (CVH II). CVH II is owned jointly by Strategic Capital Companies and Carter Validus Holdings I, LLC (CVH I). CVH I is wholly owned by Carter Validus Broker Dealer Investment Management Company, LLC.

The Company's principal business is to act as the dealer-manager for public, nontraded real estate investment trusts (REITs) offered by an affiliate and nonaffiliates, and for a public, nontraded business development company (BDC) offered by a nonaffiliate, collectively referred to as Nontraded Products.

The Company has served as the dealer manager for the public offering of shares of common stock of Carter Validus Mission Critical REIT, Inc. (CVMCR), an affiliate. Since June 13, 2011, the Company has served as the dealer manager for the public offering of shares of common stock of O'Donnell Strategic Industrial REIT, Inc. (OSIR). Since January 31, 2012, the Company has served as the dealer manager for the public offering of shares of common stock for Sierra Income Corporation (SIC). Since December 28, 2012, the Company has served as the dealer manager for the public offering of shares of common stock for RREEF Property Trust, Inc. (RPT). The Company did not execute any security transactions for RPT during the year ended December 31, 2012.

As illustrated in the Company's financial statements, the Company incurred losses during the reporting period. The Company expects to generate operating losses for the foreseeable future and is reliant upon capital support from affiliates to fund operations. The Company has access to capital to support its operations for at least one year or until such time that revenues are sufficient to cover operating expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company is engaged in a single line of business as a securities broker-dealer, which provides distribution services with respect to selling Nontraded Products.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates, and those differences could be material.

Revenue Recognition — Commissions and dealer manager fees and related expenses from the sale of various shares of Nontraded Products are recognized as revenue and expense when earned and are recorded on the date the investor is admitted as a stockholder of the REIT or BDC. The Company reallows 100% of the commissions and a portion of its dealer manager fee to participating broker-dealers in connection with the distribution and sales of shares of Nontraded Products.

Concentrations — Eighty-eight percent of total revenue generated by the Company during the year ended December 31, 2012, was from CVMCR.

Commissions, Dealer Manager Fees, and Reimbursements from Affiliate — The Company receives commissions and dealer-manager fees in connection with the distribution and sale of shares of CVMCR. In addition, the Company receives reimbursement for certain expenses including legal, meeting and conference sponsorships, travel, and promotional items.

Fair Value of Financial Instruments — The carrying amounts of accounts receivable, accounts payable, due from affiliates and accrued liabilities and accrued compensation approximate fair value because of the short-term nature of these items.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

The Company currently maintains all of its operating cash with two major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Prepaid Expenses and Other Assets — Prepaid expenses and other assets primarily consist of prepaid rent, prepaid regulatory fees, and receivables for reimbursement of organization and offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of shares of OSIR, SIC and RPT. Such organization and offering costs include legal, meeting and conference sponsorships, travel, and promotional items. As of December 31, 2012, $152,760, $239,127, and $78,710 remained outstanding from OSIR, SIC and RPT, respectively. The Company expects to recover all such amounts due and has not recorded any reserves related to these balances as of December 31, 2012.

Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided on a straight-line basis over the estimated original useful lives of the assets, which range from three to seven years.

Commissions and Marketing Fees Payable to Broker-Dealers — The Company pays commissions to broker-dealers in connection with the distribution and sale of shares of Nontraded Products. The Company pays marketing fees to certain broker-dealers for marketing services provided by such broker-dealers.

Accrued Compensation — Accrued compensation primarily consists of incentive compensation and bonuses due to certain employees of the Company.

Taxes — As a limited liability company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are the obligation of the Member.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions.

Management Fees — Management fees consist of amounts paid by the Company to affiliates for services, including sales management, financial management, technology services, and clerical support. Management fees also include reimbursements received by the Company for accounting and human resource services provided to an affiliate. These services include financial statement preparation, bank statement reconciliations, accounts payable processing, and employee payroll and benefits processing.

The Company also provided facilities and paid for various overhead expenses on behalf of an affiliate for which it was reimbursed by an affiliate. This reimbursement of costs and services is included in management fees as an offset to the amounts charged by such affiliate for services noted above. All other amounts for which the Company was reimbursed are included gross in the statement of operations.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2012, are as follows:

Computer equipment and software	$47,009
Office equipment and fixtures	40,609
Less accumulated depreciation and amortization	(47,526)
Property and equipment — net	$40,092

4. RELATED-PARTY TRANSACTIONS

Commissions and Dealer Manager Fees — The Company earns commissions and dealer manager fees for the distribution and sale of shares of Nontraded Products. The commission percentage is calculated using a commission rate starting at 7% and declining to 1% of proceeds from sales of shares based on the number of shares sold.

Reimbursement from Nontraded Products — The Company receives reimbursement from CVMCR, OSIR, SIC and RPT for reimbursement of organization and offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of shares of CVMCR, OSIR, SIC and RPT. Such organization and offering costs include legal, meeting and conference sponsorships, travel, and promotional items. During the year ended December 31, 2012, the Company received $669,570 from CVMCR as reimbursement for such expenses. As of December 31, 2012, $60,217, $152,780, $239,127, and $78,710 remained outstanding from CVMCR, OSIR, SIC and RPT, respectively.

Management Fees — CVH II, an affiliate of the Company, provides certain administrative functions to the Company, including, but not limited to, sales management, marketing and product development, and financial and accounting oversight. The Company reimbursed CVH II $777,935 for such services for the year ended December 31, 2012. Such amounts have been recorded within management fees in the statement of operations, and no such amounts were payable as of December 31, 2012.

Strategic Capital Advisory Services, LLC (SCAS) is wholly owned by an affiliate of the Member and is considered an affiliate of the Company. SCAS provides certain administrative functions to the Company, including, but not limited to, technology services and office and secretarial services. The Company provides certain accounting and human resources functions to SCAS as described within

Note 2. In addition, the Company pays certain operating expenses on behalf of SCAS, including facilities, insurance, and cost of equipment. For the year ended December 31, 2012, the Company paid SCAS $773,180 for such services and received $374,710 from SCAS for services provided to SCAS and expenses paid on behalf of SCAS. Such amounts have been recorded within management fees in the statement of operations, and no such amounts were payable as of December 31, 2012.

5. REGULATORY REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions. The Company's aggregate indebtedness to net capital ratio shall not exceed 15:1. At December 31, 2012, the Company had net capital and a net capital requirement of $288,776 and $81,751, respectively, which was $207,025 in excess of its required net capital. The Company's net capital ratio was 4.25:1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in various claims and legal proceedings. The results of these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

The Company entered into a five-year lease for office space for its operations in Newport Beach, California. The Company's future minimum lease payments associated with such lease as of December 31, 2012, are as follows:

Years Ending December 31	
2013	$ 380,087
2014	397,499
2015	379,005
2016	
2017	
Total minimum lease payments	$ 1,156,591

Rent expense under the lease was $376,646 for the year ended December 31, 2012.

7. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the financial statements are issued. The company received $790,000 in capital contributions through the date of the report. As of February 26, 2013, no additional material subsequent events have occurred.

* * * * * *

SUPPLEMENTAL SCHEDULES

SC DISTRIBUTORS, LLC

SUPPLEMENTAL SCHEDULE G — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2012

MEMBER'S CAPITAL	$ 1,122,624
LESS NONALLOWABLE ASSETS:	
Prepaid expenses and other assets	(200,441)
Receivables	(470,597)
Due from affiliates	(122,718)
Property and equipment — net	(40,092)
Total	(833,848)
NET CAPITAL PER RULE 15c3-1	288,776
MINIMUM NET CAPITAL REQUIRED — (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	81,751
EXCESS NET CAPITAL	$ 207,025
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.25 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of December 31, 2012.

SC DISTRIBUTORS, LLC

SUPPLEMENTAL SCHEDULES H AND I — STATEMENTS REGARDING SEC RULE 15c3-3
DECEMBER 31, 2012

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 — The Company is exempt from the computation of reserve requirements according to the provision of Rule 15c3-3(k)(2)(i).	$ -
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 — The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemption provision.	$ -

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 26, 2013

SC Distributors, LLC
610 Newport Center Drive, Suite 350
Newport Beach, CA 92660

In planning and performing our audit of the financial statements of SC Distributors, LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013, and such report expressed an unmodified opinion on those financial statements and included an emphasis-of-matter paragraph regarding the Company's incurred losses and negative cash flows from operating activities for the year ended December 31, 2012 and the Company's reliance on affiliates to fund future cash flow requirements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member and Management of SC Distributors LLC

Dear Sirs:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by SC Distributors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, identifying no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, identifying no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, identifying no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, identifying no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2013